MET INVESTORS SERIES TRUST

AMENDMENT NO. 2 TO THE INVESTMENT ADVISORY AGREEMENT

(Oppenheimer Global Equity Portfolio)

This Amendment No. 2 to the Investment Advisory Agreement (the “Agreement”) dated April 29, 2013, as amended February 11, 2015, by and between MetLife Advisers, LLC, (the “Adviser”), and OppenheimerFunds, Inc. (the “Subadviser”) with respect to the Oppenheimer Global Equity Portfolio, a series of the Met Investors Series Trust, is entered into effective the 1st of January 2017.

WHEREAS, the Agreement provides for the Subadviser to provide certain investment advisory services for the Adviser, for which the Subadviser is to receive agreed upon fees; and

WHEREAS, the parties wish to amend certain provisions of the Agreement as set forth herein;

NOW, THEREFORE, in consideration of the mutual promises, representations, and warranties made herein, covenants and agreements hereinafter contained, and, for other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the parties agree as follows:

1. Schedule A of the Agreement is amended in whole to read as follows: Percentage of average daily net assets

Percentage of average daily net assets
Oppenheimer Global Equity Portfolio	0.30% of first $350 million of such assets plus 0.28% of such assets over $350 million plus 0.25% of such assets over $800 million plus 0.23% of such assets over $1.25 billion

2. All other terms and conditions of the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties have executed this Amendment as of the 1st day of January 2017.

/s/ Kristi Slavin	/s/ Lamar Kunes
Kristi Slavin	OPPENHEIMERFUNDS, INC.
President, MetLife Advisers, LLC	By: Authorized Officer